September 20, 2017

BY EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Suzanne Hayes

Ms. Irene Paik

Mr. Kevin Vaughn

Ms. Keira Nakada

Re:	Cara Therapeutics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Form 10-Q for Fiscal Quarter Ended June 30, 2017

File No. 001-36279

Ladies and Gentlemen:

Cara Therapeutics, Inc. (the “Company”) is providing this letter in response to the comment received regarding the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017 (the “Form 10-Q”) in a letter, dated September 11, 2017, from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Derek Chalmers, Ph.D., D.Sc., President and Chief Executive Officer of the Company.

For your reference, the Staff’s comment is reproduced in bold, and the Company’s response is set forth below such comment in standard type. Capitalized terms used but not defined below have the meanings assigned to them in the Form 10-Q.

Form 10-Q for the Fiscal Year Ended June 30, 2017

Product Development Pipeline, page 21

1.	We note that the product development pipeline chart on your website appears inconsistent with information disclosed in your document. For example:

•	Your website indicates that you have completed Phase III testing of IV CR845 for post-op pain, while your Form 10-Q disclosure indicates that the revised trial is enrolling 450 patients undergoing a range of abdominal surgeries and will test two doses of IV CR845 versus placebo.

•	Your website indicates that you have completed Phase III testing of IV CR845 for Pruritus CKD-HD, while your Form 10-Q disclosure indicates that you plan to meet with the FDA in the third quarter of 2017 to finalize a pivotal program and expect to initiate a Phase III trial in the fourth quarter of 2017.

Please explain these apparent inconsistencies.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the information contained in the Company’s filings with the SEC, including the Form 10-Q, are accurate and properly convey the stage of each trial disclosed therein. In response to the Staff’s comment, the Company has revised the product development pipeline chart on its website to more clearly define the status of the programs listed in the pipeline chart, consistent with the information disclosed in the Form 10-Q. The Company also supplementally advises the Staff that the Company has initiated a Phase 3 safety trial for IV CR845 for Pruritus CKD-HD and expects to initiate its Phase 3 pivotal efficacy trial in the fourth quarter of 2017, as disclosed in the Form 10-Q.

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If you have any questions with regard to this response, need further information or would like to discuss any of the information covered in this letter, please contact me at (203) 406-3701 or Scott Terrillion, the Company’s General Counsel, at (203) 406-3706.

Sincerely,

/s/ Derek Chalmers, Ph.D., D.Sc.

Derek Chalmers, Ph.D., D.Sc.

President and Chief Executive Officer

Cara Therapeutics, Inc.

cc:	Scott Terrillion, General Counsel

Darren DeStefano, Cooley LLP

Alison Haggerty, Cooley LLP